Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Dated February 3, 2014

Fantex Vernon Davis Roadshow Presentation

Disclosures This presentation contains forward-looking statements that are subject to many risks and uncertainties. All statements made during this presentation that are not purely historical are forward-looking statements including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, projected costs, and objectives, including, without limitation, our ability to become profitable or that our net loss will decrease in the future, our expectations regarding future acquired brand income under our brand contract with Vernon Davis, our expectations regarding the longevity of his career and his ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional acquired brand income, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our anticipated results of operations, cash needs, spending of the net proceeds from this offering, prospects, growth and strategies, completion of the proposed offering, payments of dividends and conversion of the Fantex Vernon Davis tracking stock to platform common stock, and the trends that may affect us or the contract parties. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "would," "potential" or the negative of those terms or other words that convey uncertainty of future events or outcomes intended to identify these forward-looking statements. Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect management’s good faith beliefs, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expectations are disclosed in the preliminary prospectus dated January 17, 2014, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of Fantex Vernon Davis to which this communication relates, which has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482.

Offering Summary Issuer Fantex, Inc. Security Fantex Series Vernon Davis Convertible Tracking Stock Offering Size 421,100 shares Offering Price $10 per share Ticker “Fantex Vernon Davis” Marketplace Fantex ATS Fantex.com Use of Proceeds $4,000,000 of net proceeds will be used to fund the purchase price to Vernon Davis per the Vernon Davis Brand Contract Lead Underwriter Fantex Brokerage Services Qualified Independent Underwriter Stifel, Nicolaus & Company, Incorporated

Today’s Presenter BUCK FRENCH CO-FOUNDER & CEO

Agenda Agenda Fantex Inc.’s Business The Brand The Fantex Vernon Davis Tracking Stock The Brand Valuation Conclusion

Agenda Fantex, Inc.’s Business

Fantex, Inc.’s Business Fantex is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands.

STRENGTHEN MESSAGE Align with strategic partners to amplify brand How We Expect to Brand Build 22 DEVELOPING BRAND Leverage social media and Fantex platform to increase reach & deliver genuine content/ messaging to targeted demographics 47 14 39 0 250 500 750 1000 April May June July LEVERAGE ANALYTICS Use Fantex data to measure brand impact to target demographics ENTREPRENEURIAL ASPIRATIONAL ENDEMIC IPO Create connection with Brand Advocates Ownership=Advocacy FOUNDATION = BRAND DEFINITION Start building brand on your genuine attributes

FANTEX BOARD & KEY ADVISORS



DAVID BEIRNE
CO-FOUNDER & CHAIRMAN

- Former General Partner at Benchmark Capital
- Investments during tenure: eBay, Juniper, Twitter
- Named "Top 25 Behind the Scenes Power Brokers in Silicon Valley" in 1997 by BusinessWeek



BUCK FRENCH
CO-FOUNDER & CEO

- Former Founder & CEO of OnLink; sold to Siebel Systems for $609M
- Former CEO and Chairman of Securify; sold to Secure Computing
- Harvard University MBA & BS in Economics & General Engineering from West Point



JOHN ELWAY
BOARD OF DIRECTORS

- Pro Football Hall of Fame Quarterback
- 2x Super Bowl Champion
- NFL's 1990 All-Decade Team



JACK NICKLAUS
ADVISOR

- Co-Chairman of Nicklaus Companies
- Winner of 18 Majors & 118 professional golf tournaments
- *Sports Illustrated's* Individual Male Athlete of the Century

RONALD MACHTLEY DIRECTOR

- President at Bryant University
- Director of Amica Mutual Insurance Company
- Former United States Congressman from State of Rhode Island

BILL HOSLER DIRECTOR

- CFO, Catellus Acquisition Company
- Former CFO, Marcus and Millichap Holdings Company
- Former CFO, Morgan Stanley Real Estate Funds

SHAHAN SOGHIKIAN DIRECTOR

- Co-Founder and Managing Director of Panorama Capital
- Former Partner with JPMorgan Partners
- Formerly in Mergers and Acquisitions group at Bankers Trust, Inc. and Prudential-Bache Securities, Inc.

TERDEMA USSERY DIRECTOR

- President and CEO of the Dallas Mavericks
- Former CEO of HDNet
- Former President of Nike Sports Management

JOHN COSTELLO DIRECTOR

- President of Global Marketing & Innovation at Dunkin' Brands
- Former Chief Global Marketing Officer at Yahoo!
- Former Senior VP - Marketing & Sales at Pepsi-Cola

BRUCE DUNLEVIE FANTEX HOLDINGS BOARD

- Founder & General Partner Benchmark Capital
- Former General Partner Merrill, Pickard, Anderson & Eyre

JOSH LEVINE FANTEX HOLDINGS BOARD

- Former CTO/COO at E*Trade
- Former Director & Head of Equities Technology at Deutsche Bank

A TEAM WITH BRAND-BUILDING EXPERIENCE • Former General Partner at Benchmark Capital • Investments during tenure: eBay, Juniper • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO • Former CFO at OnLink • Former CFO at NPTest for its IPO and subsequent sale • Former CFO & CIO at Smart Modular DAVE MULLIN CO-FOUNDER & CFO • Former Founder & CEO of OnLink; sold to Siebel Systems for $609M • Former CEO and Chairman of Securify; sold to Secure Computing • Harvard University MBA & BS in Economics & General Engineering from West Point

The Brand

NFL TIGHT END, ARTIST, ENTREPRENEUR, PHILANTHROPIST Vernon Davis ! BRAND VIDEO

The Fantex Vernon Davis Tracking Stock

Fantex estimates future income potential and offers to purchase a percentage of future cash flows How it Works Endorsements Appearance Fees Playing Contracts Broadcasting

If parties agree on terms (including brand definition and purchase price), both parties sign the agreement, contingent on financing How it Works

In order to fund the purchase price, Fantex creates a security, sold through an IPO How it Works SERIES VERNON DAVIS

As the athlete earns brand income, he pays Fantex the agreed upon percentage, a portion of which is intended to be distributed as dividends What Does Fantex Do With Cash? Dividends Co- Investment Opportunities Platform Common (5%) Brand/ General Expenses

The Brand Valuation

What Makes Up Brand Value? Current Playing Contract Potential Future Playing Contract Playing Career Broadcasting & Media Speaking Engagements Film & Celebrity Appearances Post Career (examples) Endorsements

Potential NFL Playing Career Length Our Vernon Davis Estimate: 14 YEARS How Do We Estimate How Long Vernon Davis Will Play? Statistical Regression Model • Allows for analysis of a large dataset Size of dataset • 212 tight ends drafted between 1990-2010 Statistically relevant criteria • Statistical production • Durability • Versatility Regression model output • Point Estimate = 13.4 ! Note: See pages 85-86 of prospectus for additional information • Super Bowl participation • NFL draft selection • Injury history

Current Contract

	PLAYING SEASON (in thousands, unaudited)						TOTAL
	2010	2011	2012	2013	2014	2015	2010-2015
NFL Player Salary	$3,874	$4,708	$5,751	$6,072	$4,700	$4,350	$29,455
Signing Bonus	$6,500	$3,500	—	—	—	—	$10,000
Roster Bonus	—	$400	$400	$400	$400	$400	$2,000
Workout Bonus	—	$200	$200	$200	$200	$200	$1,000
Total	**$10,374**	**$8,808**	**$6,351**	**$6,672**	**$5,300**	**$4,950**	**$42,455**
Maximum Available Brand Income	—	—	—	**$3,415**	**$5,300**	**$4,950**	**$13,665**

(1) All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the 49ers in each season, reduced on a pro rata basis for any portion of a season that Vernon Davis is not on the active roster for the 49ers. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses paid to or on behalf of the contract party, which amounts are not included in brand income.

(2) Amounts guaranteed and fully earned.

(3) $4,418,000.00 of 2012 NFL Player Salary is guaranteed. All amounts due in 2012 were earned. The 2012 NFL Player Salary does not include amounts paid for post-season play, including $40,000 paid as a result of appearing in a conference championship game and $22,000 paid for appearance in a divisional playoff game.

(4) During each of the 2011, 2012, 2013, 2014 and 2015 NFL Seasons, Vernon Davis has received and will receive a $25,000.00 "Roster Bonus" for every game in which he is a member of the 49ers 45-Man Active List. Vernon Davis earned the maximum Roster Bonus amount of $400,000.00 in 2011 and 2012. Vernon Davis was listed as inactive on the 49ers regular season game on September 22, 2013, and therefore is only eligible to receive $375,000.00 in Roster Bonuses during the 2013 NFL Season.

(5) During each of the 2011, 2012, 2013, 2014 and 2015 NFL Contract years, Vernon Davis has received and will receive a $200,000 "Workout Bonus" if he participates in 90% or more of the 49ers off-season conditioning program in that respective year. Vernon Davis has earned this Workout Bonus in each of 2011, 2012 and 2013.

(6) Calculated based on payments made through October 30, 2013 of $2,857,411.76 of base salary due under the player contract, $200,000 of the workout bonus and $175,000 or the roster bonus remaining under the player contract with the 49ers, taking into account the $25,000 roster bonus not earned on September 22, 2013.

(1) Average amounts include total base salaries and signing bonuses contracted for at the time of entering into the NFL player contract. (2) Compensation was adjusted for inflation from the year in which the players entered into the NFL player contract to the year 2016 based on an annual inflation rate of 3.5%. The inflation rate used was determined based upon the year-to-year growth from 2000 to 2009 of NFL tight end earnings of players in their tenth season and forward. Tight End Age at execution of new contract Calendar Year and Season in which the new contract was executed Length of the contract Total Compensation under the contract Average Annual Compensation under the Contract Inflation-adjusted Compensation amounts to Year 2016 Tony Gonzales 31 years old 2007; prior to Season 11 5 years $31.25 million $6.25 million $8.52 million Antonio Gates 30 years old 2010; prior to Season 8 6 years $39.8 million $6.63 million $8.15 million Jeremy Shockey 30 years old 2011; prior to Season 10 1 year $3.81 million $3.81 million $4.53 million Future NFL Playing Contract Criteria used: 1. Active and retired NFL TE 2. Averaged at least 600 receiving yards per season 3. Elected to at least one Pro Bowl !!! Only three players fit this criteria: Vernon Davis 32 years old 2016; prior to Season 11 4 years $33.4 million $8.34 million $8.34 million ! 4. Played greater than or equal to 8 NFL seasons 5. Signed a contract after 30 years old and after 2005 (3) Because Jeremy Shockey’s contract was only for one year in his tenth season, we do not believe that his contract is as relevant a comparable. We believe that contracts for players of similar caliber and similar stage in their career as Vernon Davis are more comparable metrics in determining the value of a future NFL contract for Vernon Davis. Therefore, we only used contracts for Tony Gonzalez and Antonio Gates in evaluating the expected contract value for Vernon Davis’ next NFL player contract. (4) Estimates of potential income included in the valuation. Actual income may differ.

Breaking Down $40m Brand Valuation (Present Value)

Category A	Brand income that is either near-term or guaranteed
Category B	Brand income dependent on longer-term satisfactory performance from current contracts
Category C	Brand income related to anticipated future contracts

	Estimated Lifetime Brand Income		% of Est. Total Lifetime Brand Income		
	Gross amt before applying any discount rate	Net amt after applying discount rates	Gross amt before applying any discount rate	Net amt after applying discount rates	Weighted-average discount rate
Category A	**$3,462,900**	**3,425,002**	**5.7%**	**8.7%**	**4.5%**
NFL Contract (2013)	3,414,588	3,377,219	5.6%	8.6%	4.5%
Endorsements (2013)	48,312	47,783	0.1%	0.1%	4.5%
Category B	**10,663,000**	**9,050,526**	**17.4%**	**23.1%**	**10.0%**
NFL Contract (2014 & beyond)	10,250,000	8,699,318	16.7%	22.2%	10.0%
Endorsements (2014 & beyond)	413,000	351,208	0.7%	0.9%	10.0%
Category C	**47,133,026**	**26,782,368**	**76.9%**	**68.2%**	**12.8%**
Projected Player Contract	33,344,338	19,348,544	54.4%	49.3%	13.2%
Projected Endorsements	8,288,689	6,047,439	13.5%	15.4%	9.7%
Projected Post-career	5,500,000	1,386,385	9.0%	3.5%	15.0%
Total	**61,258,926**	**39,257,896**	**100%**	**100%**	**11.4%**

(1) All amounts presented are gross payments due to Vernon Davis prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income.

(2) Amounts included in Category A are from and after October 30, 2013.

(3) The amounts payable to Vernon Davis under his NFL Player Contract in 2013 are not guaranteed.

The Fantex Effect Q: How can Fantex generate returns in excess of its original investment? ! A: Fantex intends to utilize its unique platform and marketing expertise to: ! • Establish thousands of “Brand Advocates” (shareholders) ! • Increase visibility ! • Develop an audience that survives into post-career Current contract 31% Future contract 49% Endorsements 16% Postcareer 4% Note: Rounded Fantex estimates of total present value of brand value.

Fantex Vernon Davis Conclusion • Management and Board with proven track-record of value creation • Alignment with a brand that is both unique and successful • Compelling brand revenue growth opportunities through: . Completion of Current Contract . Follow-On Contract . Increase in endorsement revenues both organically and through increased profile with Fantex . Dynamic personality well-positioned for successful post-career

Thank you